Vector Acquisition Corporation

One Market Street

Steuart Tower, 23rd Floor

San Francisco, CA 94105

July 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sergio Chinos

RE: Vector Acquisition Corporation

        Registration Statement on Form S-4, as amended

        File No. 333-257440

Dear Mr. Chinos:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vector Acquisition Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on July 21, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Debbie Yee of Kirkland & Ellis LLP at (713) 836-3630 as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Alex Slusky
Alex Slusky
Chief Executive Officer